KLX Inc.

November 25, 2014

VIA EDGAR

Justin Dobbie
Legal Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:                             KLX Inc.
Amendment No. 4 to Form 10-12B
Filed November 25, 2014
File No. 001-36610

Dear Mr. Dobbie:

Concurrently with this letter, KLX Inc. (the “Company”) is electronically transmitting Amendment No. 4 to the Company’s Registration Statement on Form 10 (the “Registration Statement”), which includes an amended Information Statement as Exhibit 99.1 (the “Information Statement”), for review by the staff (the “Staff”) of the Securities and Exchange Commission.

As discussed with Sonia Bednarowski of the Staff earlier today, the Company has decided to remove the fee shifting provision from its bylaws, and the Information Statement has been amended to remove all references to the fee shifting provision.  In addition, we are concurrently transmitting an appropriately revised set of bylaws as Exhibit 3.2 to the Registration Statement.

As requested, we hereby confirm that the agreements governing the senior unsecured notes that we expect to issue in connection with the spin-off of KLX from B/E Aerospace, Inc. (“B/E Aerospace”) and the secured revolving credit facility that we expect to enter into in connection with the spin-off have each not been finalized at this time.  We undertake to report the execution of the relevant agreements in Current Reports on Form 8-K, and to file those agreements as exhibits in accordance with Regulation S-K.

The Board of Directors of B/E Aerospace today approved the spin-off and set the distribution ratio, distribution date and record date for the distribution of shares of KLX common stock to shareholders of B/E Aerospace.  We have revised the Information Statement to fill in all outstanding information.  In addition, we are concurrently filing revised versions of the equity plans in Exhibits 10.12, 10.13 and 10.14.  These have been revised to fill in the maximum number of shares issuable under each of these plans but are otherwise substantially identical to the previously filed versions.  Finally, we are concurrently refiling Exhibits 10.3 and 10.15 to correct a non-substantive typographical error in each.  We believe that the Registration Statement, including the Information Statement and all other exhibits, is now complete.

As discussed with Ms. Bednarowski, we would be grateful for an expedited review of the filing, with a view towards acceleration of effectiveness for tomorrow, November 26, 2014.

If you should have any questions or further comments with respect to the Registration Statement, please direct them to the undersigned by phone at (561) 791-5000 or by email transmissions sent to Tom_McCaffrey@beaerospace.com.

Sincerely,

/s/ Thomas P. McCaffrey

Thomas P. McCaffrey
President and Chief Operating Officer

cc:                                Jason R. Lehner, Esq.
Shearman & Sterling LLP